Mail Room 4561

December 9, 2005

Akhee Rahman
Eastern Services Holdings, Inc.
1221 Ocean Avenue #1202
Santa Monica, CA 90401

> **Re: Eastern Services Holdings, Inc.**
> **Registration Statement on the Form SB-2, as amended**
> **Filed November 10, 2005**
> **File No. 333-128415**

Dear Ms. Rahman:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2/A

General

1.   Throughout your registration statement, you refer to your date of inception as November 9, 2004. We note your disclosure that Eastern Services Holdings was incorporated solely as a "holding vehicle to own and control a tax analysis services companies."   Revise to clarify whether you formed Eastern Services Holdings as a holding company for Eastern Services Group, Inc. only or if you intend to acquire additional tax analysis services companies. Furthermore, the business of Eastern Services Group, Inc. has been ongoing since 1998 and you

currently have no other business operation, so it is unclear why you are highlighting your results of operations since the date of inception of Eastern Services Holdings versus referencing the historical results of operations of your business. Moreover, your financial statements and management's discussion and analysis refer to periods prior to November 9, 2004. Therefore, you should remove all references to operations since the date of inception since your business operations have been ongoing since 1998 or advise as to why such presentation is useful to investors.

2. Richard Carrigan, the sole shareholder of Eastern Services Group, Inc., is now your largest shareholder as a result of a share exchange between Eastern Services Group, Inc. and you. Anslow and Jaclin LLP, counsel on this offering, represented both parties in the share exchange. See Section 7.21 of the Share Exchange Agreement. We note that Mr. Carrigan was the sole shareholder of Grant Enterprises, LLC and is now also the largest shareholder of Grant Enterprises, Inc. With the exception of one shareholder, the selling shareholders named in this prospectus are the same selling shareholders named in the registration statement on Form SB-2 filed by Grant Enterprises, Inc. on August 5, 2005. Please explain. Tell us the extent of Anslow and Jaclin LLP's and Mr. Carrigan's participation in the unregistered offerings conducted in December 2004 by Grant Enterprises and Eastern Services Holdings. Were these two unregistered offerings conducted together? Were there other offerings with the same investors? Was a party other than Anslow and Jaclin and Mr. Carrigan involved?

3. Please make certain that your next amendment contains consecutively numbered pages.

Cover

4. Please tell us the reason that Corporation Services Corporation is listed as your agent for service considering that your principal executive offices are located within the United States.

5. As there is no recognized public market for your common stock being registered, it does not appear that you can rely on Rule 457(c) to calculate the registration fee. Please register your offering and calculate your fee under the appropriate paragraph of Rule 457.

6. You should revise the cover of your prospectus to provide only the information required by Item 501 of Regulation S-B. In this regard, you should relocate the discussion of penny stock considerations to an appropriate section of the prospectus.

About Our Company, page 1

7.   Revise to provide a balanced description of your company. For example, you should disclose your lack of operating history, your recent significant decrease in revenues and your dependence on Ms. Rahman and Mr. Carrigan.

8.   This summary should highlight information found elsewhere in your prospectus. In this regard, we note your disclosure in the second paragraph regarding the goals for your business. However, we were unable to locate any detailed disclosure relating to your "current market and growth strategies," "solid reputation in the industry," or trends in "client loyalty" elsewhere in the prospectus. Please revise your management's discussion and analysis and business sections, as appropriate, to provide such disclosure.

9.   We note your disclosure that you had $235,420 in revenues from date of inception to December 31, 2004. However, it appears that these were actually your revenues for the full fiscal year.

Risk Factors

10.   We note that Ms. Rahman, your sole executive officer and director, discharges all of the functions of all officers of this company. Please provide more prominent and specific disclosure of the risks that are posed by an organizational structure in which one person has all managerial responsibilities. Address the possible effects of having only one individual create and maintain effective disclosure and accounting controls and procedures, as well as the risk to both the Company and investor that such individual may not possess the requisite knowledge or skill to create and implement adequate controls or procedures.

We have a limited operating history…

11.   This risk factor appears to address more than one distinct risk to investors. You should revise to discuss each risk individually, under a separate subheading. For example, it appears that the risk posed by your limited assets and financial resources is different than the risk posed by the problems, expenses and difficulties encountered by small developing companies.

12.   Under a separate risk factor, specifically discuss the geographic market in which you operate and the risk posed by the competitive environment of that market.

Our future success is dependent, in part, on the performance and continued service…

13.   We note your disclosure that you are dependent upon the experience, abilities and continued services of Ms. Rahman. However, it is unclear what services she currently provides for the company. In this regard, we note that she resides in California and your principal business operations are conducted in the greater Las Vegas area. We also note that Ms. Rahman does not receive a salary and you have no employment agreement for her continued service. Revise to state the amount of time Ms. Rahman devotes to Eastern Services Holdings and the business services she provides for the company. Is Ms. Rahman involved in the provision of tax services to your clients? Please also revise to disclose the amount of time Mr. Carrigan devotes to ESG and the value of payments made to him for services rendered to ESG.

Our common stock is considered penny stock…

14.   Revise to provide a complete definition of "penny stock" and to describe in greater detail the risk to investors relating to the additional requirements placed on broker-dealers in relation to penny stocks, specifically the risk to investors from broker-dealers being less likely to trade in these types of securities due to the requirements referenced in the text of this risk factor.

Selling Shareholders

15.   Please provide us with a copy of the private placement memo used in conjunction with your December 2004 offering.

Plan of Distribution

16.   Please confirm that Eastern Services Holdings and the selling shareholders are aware of CF Tel. Interp. A.65.

Directors, Executive Officers, Promoters and Control Persons

17.   Revise to disclose Ms. Rahman's business experience between 2002 and November 2004. Provide support for the statement that Ms. Rahman brings over 10 years of experience in managing "multinational companies in diverse work environments including manufacturing, retail and advertising." See Item 401(a)(4) of Regulation S-B.

18.   It appears that Mr. Carrigan, as the sole employee of your operating subsidiary, is expected to provide a significant contribution to your business. See Item 401(b). If true, please revise to provide the information called for in Item 401(a) for Mr.

Carrigan or provide us with a detailed analysis as to why such disclosure should not be required.

Security Ownership of Certain Beneficial Owners and Management

19.   Please revise to confirm that beneficial ownership was calculated pursuant to Rule 13d-3 of the Exchange Act. In this regard, we note that it appears from exhibit 10.2 that Ms. Rahman's option to purchase 500,000 shares of common stock is immediately exerciseable and, therefore, those shares should be included as shares beneficially owned.

Interests of Named Experts and Counsel

20.   Please revise to disclose that Anslow & Jaclin, LLP has provided an opinion on the validity of the securities being registered in this registration statement. See Item 509 of Regulation S-B.

Description of Business

21.   Please substantially revise your disclosure to provide the information required by Item 101(b) of Regulation S-B. For example, it is unclear from your current disclosure the types of "traditional tax analysis, preparation, and business consulting services" you provide to your clients. Are you providing general CPA services or more specialized services? More specifically discuss the types of services you provide and the manner in which you provide these services. See Item 101(b)(1). Revise also to disclose the manner in which you currently develop client relationships and your principal method of providing services to your clients. Does Mr. Carrigan provide all your services or do you use contractors/consultants to provide certain services as suggested by management's discussion and analysis? See Item 101(b)(2).

22.   We note from the disclosure in your risk factors section that you operate in a highly competitive environment. Revise to disclose who your competitors are and how your company is positioned within your target market. See Item 101(b)(4). We also note that you need to raise additional funds to achieve your expansion strategy. Revise your disclosure to provide a detailed description of your current "successful and profitable business model" and provide a detailed description of how you plan to implement your expansion strategy.

23.   We note your disclosure that you currently work with more than 20 casino properties in Las Vegas. Tell us if all of the named casinos are your current or former clients. Please also revise to tell us if you are dependent on one or a few

major customers. We note that you have "key" client relationships with Mandalay
Bay Group, Coast Casinos, Stations Casinos and Boyd Gaming Corporation.

Management Discussion and Analysis

24.   Consider including an "Overview" discussion to provide management's
        perspective on the business. Consider using this section to provide an executive
        level overview of the company to provide context for the remainder of the
        MD&A discussion. For example, identify the factors that your company's
        executives focus on in evaluating financial condition and operating performance.
        What factors does management look at in assessing the strength or weakness of
        your business? What are the material operations, risks and challenges facing your
        company and how is management dealing with these issues? Refer to Release 33-
        8350 on our website at www.sec.gov.

25.   This section should be revised to contain a clear description of both your changes
        in financial condition and results of operations and your prospects for the future.
        This discussion should include qualitative and quantitative factors necessary to
        evaluate your company. See Item 303(b)(1) of Regulation S-B. For example,
        revise to discuss how the increase or decrease in gaming income in the Las Vegas,
        NV market impacts your business. Does a decrease in gaming income correspond
        with an increase in your number of new clients or projects?

Critical Accounting Policies

26.   Revise your summary of critical accounting policies as it references items that do
        not appear in your financial statements. For example, you cite goodwill,
        contractual allowances, and intangible assets that are not included in the financial
        statements. In addition, you state your financial statements are prepared in
        accordance with accounting principles accepted in the United States of America
        (PCAOB). Be advised that the PCAOB does not establish GAAP.

27.   Tell us how you considered the requirement to disclose critical accounting
        estimates in accordance with Section V of SEC Release No. 33-8350. In this
        regard, it appears that you included all of your significant accounting policies,
        however, you are only required to disclose those policies that include any
        accounting estimates or assumptions that require significant judgment and
        uncertainty. Revise to include the appropriate disclosure.

Liquidity and Capital Resources

28.   We note that your disclosure includes deferred salaries as a principal source of
        liquidity. However, it does not appear that you have accrued any costs for salaries

that have been deferred. Explain to us how you are accounting for deferred salaries and provide the amounts that have been deferred for the year ended December 31, 2004 and 2003 and the six months ended June 30, 2005. Further, indicate why this is a source of liquidity as it does not provide true cash. Also, describe your payment arrangements with consultants and indicate whether you pay them in advance or until you receive payment from the customer.

29.   We note your disclosure that future revenues will be sufficient to cover budget expenditures and offering expenses. We also note from your second risk factor that you will require a minimum of $150,000 to continue operations over the next 12 months. Expand this section to state the minimum period of operations you are able to fund using your current capital resources as well as any additional contractually committed capital you are entitled to receive.   Disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency. Additionally, indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. To the extent you do not have sufficient capital to fund your planned operations for the twelve-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Clarify the source(s) of such funding and whether this funding is necessary to successfully implement your business plan. If it is necessary, revise to disclose the outcome if your actions fail.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Gross Revenues

30.   Revise to indicate how the 8% cap affected revenue earned for the six months ending June 30, 2005. This disclosure should also indicate how this cap affects trends as it appears that this could significantly limit future revenue growth.

Total Expenses

31.   You disclose that the decrease in expenses for the six months ended June 30, 2004 when compared to the six months ended June 30, 2005 was a result of the decrease in revenues, so less fees were paid out to consultants. Tell us more about the consultant fees that you pay including any contractual terms you have with these consultant.

32.   Tell us, and revise to disclose, the specific causes for material changes from period to period of cost of sales in accordance with Item 303(1)(b)(vi) of Regulation S-B. Further, describe the nature of items classified as cost of

services. We note a similar disclosure omission within your results of operations for the fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003.

Net Income

33.   Clarify why you have a separate discussion for net income and net income from operations. Address the difference between the financial measures or revise as appropriate. We note a similar disclosure within your results of operations for the fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003.

Results of Operations for the Fiscal Year Ended December 31, 2004 Compared to the Fiscal Year Ended December 31, 2003

Gross Revenues

34.   Tell us how the "successful audits completed in the downtown Las Vegas, NV market" led to an increase in your fees, which resulted in the increase in gross revenues. Note that MD&A requires not only a "discussion" but also an "analysis" of known material trends, events, demands, commitments and uncertainties. Tell us how you considered SEC Release No. 33-8350 when disclosing the revenue comparisons. Also, indicate whether you can provide recurring services to existing customers and, if so, describe the nature of the recurring services or explain why the customer will use your services after you provided consultation advice.

Description of Property

35.   Revise to disclose the location in Nevada where your principal business operations are conducted. See Item 102 of Regulation S-B.

Certain Relationships and Related Transactions

36.   We note that a stockholder has loaned the Company working capital in the form of an unsecured demand note. Please disclose the material terms of this transaction here and file any written document, or oral agreement reduced to writing, memorializing this transaction as an exhibit to the registration statement.

37.   We note that Mr. Carrigan is the sole employ of your operating subsidiary. Revise to disclose all payments made to Mr. Carrigan during the last two years in his capacity as an employee of ESG.

38.   Revise to disclose the participation by Mr. Carrigan and his family members in
        your December 2004 unregistered stock offering.

Available Information

39.   Please update your disclosure to provide the new location of the Public Reference
        Room (Room 1580 100 F Street, NE, Washington, DC 20459).

Consolidated Financial Statements as of June 30, 2005 and 2004

40.   Revise the headings to the footnotes to clearly mark each page as "unaudited".
        Additionally, confirm and disclose that Interim financial statements include all
        adjustments which in the opinion of management are necessary in order to make
        the financial statements not misleading. See Instructions (2) of Rule 310(b) of
        Regulation S-B.

Consolidated Financial Statements as of December 31, 2004 and 2003

Updating of Financial Statements

41.   Effective November 14, 2005, the age of the financial statements do not satisfy
        the requirements of Item 310 (g) of Regulation S-B. More specifically, a
        registration statement should not be declared effective later than the 134th day
        after the latest balance sheet date. Your registration statement must be updated to
        include financial statements for the period ending September 30, 2005.

Report of Independent Registered Public Accounting Firm

42.   We note that your principal offices are in Santa Monica, California. In view of
        this, explain to us your basis for engaging an audit firm from Altamonte Springs,
        Florida. Separately, tell us whether or not your audit firm is licensed to practice
        in the state of California.

Statements of Cash Flows

43.   The balance sheet indicates that you have a bank overdraft included with your
        accounts payable line-item. Bank overdrafts should be presented as financing
        activity within the statements of cash flows instead of as an operating activity.
        See AICPA TPA 1300.15.

44.   You present a single line-item for cash received (paid) from stockholder in the
        statements of cash flows. Revise to separately present cash received from that of
        cash paid on a gross basis. The line-items should also clearly indicate the sources

of the cash activity (i.e., notes payable, sale of equity instruments). See paragraph 11 of SFAS 95.

Notes to the financial statements

1. Summary of Significant Accounting Policies, page F-6

Revenue Recognition

45.   Describe in detail who provides the tax services directly to your customers. Indicate your contractual relationship with these individuals and describe the role of the company's employees in providing these services. That is, explain who establishes contact with potential customers and who provides the service. Explain who developed your "service" portfolio or advice. In this regard, indicate why you believe that you are a principal in these agreements instead of an agent. Your response should address each of the criteria listed in EITF 99-19.

46.   You state that you developed an effective pricing model where most of the revenue earned is contingent on tax savings and the remaining is a flat fee (see your Description of Business section). Explain how you are accounting for each part of the pricing model. Indicate when you realize the contingent fee portion and explain how soon this fee is determined. Also, explain why you do not present any receivable on your balance sheet. Describe the cash payment terms for customers.

47.   We note your revenue recognition footnote disclosed here and on page F-6 of the Consolidated Financial Statements as of June 30, 2005. Tell us how you consider the revenue recognition criteria outlined in SAB Topic 13.A.1 for each of your revenue transactions. Further, explain what you mean by "Long term contract revenue" as it is disclosed on page F-6 of the Consolidated Financial Statements as of June 30, 2005, and tell us whether that should be included within your revenue recognition footnote in the Consolidated Financial Statements as of December 31, 2004.

Basis of Accounting

48.   We note your disclosure related to software development costs here and on page F-6 of the Consolidated Financial Statements as of June 30, 2005. Tell us whether you have incurred any costs for software development. If not, clarify why you believe that it is necessary to disclose this policy or revise your footnotes as necessary.

Earnings Per Share

49.   We note your Earnings Per Share footnote disclosure here and on page F-7 of the
        Consolidated Financial Statements as of June 30, 2005. Tell us how you
        considered all of the disclosure requirements outlined in paragraph 40 of SFAS
        128. Further, tell us how you considered Ahkee Rahman's option to purchase
        500,000 shares of your common stock in your calculation of diluted earnings per
        share. Since Ahkee Rahman's options are considered anti dilutive, revise your
        filing to adhere to the guidelines in paragraph 40c of SFAS 128.

Compensation in the form of stock

50.   Tell us how you account for employee stock-based compensation. Revise your
        notes to include disclosures pursuant to paragraphs 45-48 of SFAS 123 and
        paragraph 2 (e) of SFAS 148, as necessary.

Income Taxes, page F-7

51.   We note your accounting for income taxes policy disclosure. Tell us how you
        considered the financial statement disclosures required pursuant to paragraphs 43
        through 49 of SFAS 109. Revise as appropriate to include such disclosures.

8. Stockholder Equity, page F-8

52.   We note your disclosure that the Company has authorized 100,000,000 shares of
        common stock…of which 1,600,000 shares have been issued. Reconcile issued
        shares to the stockholders equity section of the December 31, 2004 balance sheet,
        which indicates that of the 100,000,000 authorized shares of common stock,
        1,400,000 were issued.

Part II
Item 26. Recent Sales of Unregistered Securities

53.   We note your disclosure that the December 2004 offering was done in reliance
        upon an exemption from registration provided by Rule 506 of Regulation D. You
        state that, in accordance with Rule 506(b)(1), these shares qualified for exemption
        since the offering met five requirements you set forth as being contained in Rule
        506. Rule 506(b)(1) states that in order to qualify for exemption under this
        section, offers and sales must satisfy all the terms and conditions of Rules 501 and
        502 of Reg D. However, you refer only to one of the terms and conditions found
        in those rules in your list of requirements, namely the prohibition on general
        solicitation and advertising found in Rule 502(c), which is listed as the first
        requirement in your disclosure.

The second requirement on your list is not applicable to a Rule 506 offering. However, such a requirement would apply to an offering done pursuant to Rule 504 of Regulation D. See Rule 504(a). Please advise.

Your third requirement appears to refer, in part, to the disqualifying provision set forth in Rule 505(b)(2)(iii) while the fourth requirement appears to come from preliminary note 6 to Regulation D and is applicable to all Reg D offerings. Finally, the last requirement you list is not a restriction to any Reg D offering, including an offering pursuant to Rule 506.

Revise your disclosure to provide facts necessary to satisfy your claim of a valid Rule 506 offering. Ensure that you address the specific conditions set forth in Rule 506(b)(2) regarding the limitation on the number and the nature of the purchasers. Disclose how many of the 41 investors who participated in this offering were accredited investors and whether or not the non-accredited investors meet the definition of "sophisticated investors." Confirm that any non-accredited investors received any necessary disclosure and that the company was available to answer questions from prospective purchasers.

Item 27. Exhibits

54.   Please file all documents memorializing your December 2004 unregistered offering as exhibits to the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effectiveness date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effectiveness date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as the relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effectiveness date.

You may contact Jason Niethamer at (202) 551-3855 or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (732) 577-1188</u>
       Gregg E. Jaclin
       Anslow & Jaclin, LLP
       Telephone: (732) 409-1212